UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

COMMISSION FILE NUMBER 1-4171

THE KELLOGG COMPANY SAVINGS AND INVESTMENT PLAN
(Full Title of the Plan)

KELLOGG COMPANY

(Name of Issuer)

ONE KELLOGG SQUARE
BATTLE CREEK, MICHIGAN 49016-3599
(Principal Executive Office)

Kellogg Company
Savings and Investment Plan
Index
December 31, 2004 and 2003

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedule

Schedule I: Schedule of Assets (Held at End of Year)	9

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Exhibits
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Kellogg Company Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company Savings and Investment Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Battle Creek, Michigan
May 26, 2005

Kellogg Company
Savings and Investment Plan

Statement of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Plan’s interest in Master Trust (Note 5)	$789,781,436	$714,742,615
Loans to participants	11,301,435	10,799,720

Total assets	801,082,871	725,542,335

Liabilities
Accrued investment services fees	113,747	24,017
Accrued administrative service fees	232,346	—

Total liabilities	346,093	24,017

Net assets available for benefits	$800,736,778	$725,518,318

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003
Contributions
Employer	$15,464,893	$14,584,793
Employee	39,769,106	37,157,751
Rollovers from other qualified plans	2,660,045	1,703,776

Total contributions	57,894,044	53,446,320

Earnings on Investments
Plan’s interest in income of Master Trust (Note 5)	66,345,543	88,858,491
Interest income	583,079	619,747
Redemption fees	(7,410)	—

Total earnings on investments, net	66,921,212	89,478,238

Participant withdrawals	(50,709,163)	(49,851,165)
Trustee fees	(187,695)	(98,181)
Administrative fees	(1,095,385)	(1,175,414)
Transfers to/from prior trustees (Note 1)	2,395,447	(1,336)

Net increase	75,218,460	91,798,462

Net assets available for benefits
Beginning of year	725,518,318	633,719,856

End of year	$800,736,778	$725,518,318

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Savings and Investment Plan

Notes to Financial Statements
December 31, 2004 and 2003

1.	Summary of Significant Accounting Policies

Basis of Accounting
The Kellogg Company Savings and Investment Plan (the “Plan”) operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan.

Plan Mergers
On January 1, 2004 the Keebler Company Local 184-L 401(k) Plan and Trust merged with the Plan. Plan assets of $2,395,447 consisting primarily of participant investment balances were transferred to the Plan on January 1, 2004. As of January 1, 2004 participants of the Keebler Company Local 184-L 401(k) Plan and Trust were eligible to participate in the Plan subject to the same provisions as the Keebler Company Local 184-L 401(k) Plan and Trust.

Investments
All investments are reported at current quoted market values except for guaranteed insurance contracts, which are reported at contract value and represent contributions made plus interest at the contract rate. These contracts are maintained in the Stable Value Fund of the Kellogg Company Master Trust.

The Plan presents in the statement of changes in net assets available for benefits the Plan’s interest in income of Master Trust, which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments.

Allocation of Net Investment Income to Participants
Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

Risks and Uncertainties
The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible the changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

2.	Provisions of the Plan

The following description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more comprehensive description of the Plan’s provisions.

Plan Administration
The Plan is administered by the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.

Redemption Fees
Effective August 16, 2004 the Plan began charging a 2 percent redemption fee for transfers and/or reallocations of units that have been in a fund for less than five business days. Fees collected are used to help offset trustee expenses.

Plan Participation
Generally, all salaried employees and non-union hourly employees of Kellogg Company and its U.S. subsidiaries, employees of the Company’s Worthington Foods subsidiary covered by a collective bargaining agreement, employees of the Company’s Cary Bakery facility covered by a collective bargaining agreement and employees of the Company’s Keebler subsidiary covered by a collective bargaining agreement are eligible to participate in the Plan.

Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 50 percent of their annual wages. Participants were eligible to defer $13,000 in 2004 and $12,000 in 2003. Employee contributions are matched by Kellogg Company at a 100% rate on the first 3 percent and a 50 percent rate on the next 2 percent with 12.5 percent of the Company match restricted for investment in the Kellogg Company stock fund, except for employees of certain Company facilities covered by a collective bargaining agreement. Please refer to the Plan document for additional information. Employees may contribute to the Plan from their date of hire; however, the monthly contributions are not matched by the Company until the participant has completed one year of service.

Participants of the Plan may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of one percent.

Vesting
Participant account balances are fully vested.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years (or 180 months). Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

through monthly payroll deductions. Loans that are considered to be uncollectible at year end result in the outstanding principal being considered a hardship withdrawal from the participant’s plan account.

Participant Distributions
Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.

Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum. If the account balance is $5,000 or less, the terminated participant will receive the account balance in a lump sum or installment payments.

Participants are eligible to retire from the Company at age 62, upon reaching 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant’s account balance may be received in a lump sum or installment payments.

Termination
While the Company has expressed no intentions to do so, the Plan may be terminated at any time.

3.	Income Tax Status

The Plan administrator has received a favorable letter from the Internal Revenue Service dated March 18, 2004 regarding the Plan’s qualification under applicable income tax regulations. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

4.	Subsequent Event

On March 1, 2005 the Mountaintop Baking 401(k) Retirement Savings Plan merged with the Plan. Plan assets of $1,333,204 consisting primarily of participant investment balances were transferred to the Plan on March 1, 2005. As of March 1, 2005 union participants of the Mountaintop Baking 401(k) Retirement Savings Plan were eligible to participate in the Kellogg Company Savings and Investment Plan subject to the same provisions as the Mountaintop Baking 401(k) Retirement Savings Plan. As of January 1, 2005 non-union participants of the Mountaintop Baking 401(k) Retirement Savings Plan were eligible to participate in the Kellogg Company Savings and Investment Plan subject to the same provisions of other salaried and non-union hourly participants in the Kellogg Company Savings and Investment Plan.

5.	Kellogg Company Master Trust

The Plan has an undivided interest in the net assets held in the Kellogg Company Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

Kellogg Company Master Trust net assets at December 31, 2004 and 2003 and the changes in net assets for the years ended December 31, 2004 and December 31, 2003 are as follows:

Schedule of Net Assets of Master Trust Investment Accounts

	2004	2003
Cash/equivalents
Interest bearing cash	$15,615,882	$12,791,710

Total cash/equivalents	15,615,882	12,791,710

Receivables	1,116,271	1,888,051

General Investments
Long Term U.S. Govt. Securities	24,914,061	19,060,041
Short Term U.S. Govt. Securities	—	5,793,346
Corporate Debt — Long-Term	19,350,278	21,930,624
Corporate Debt — Short-Term	—	3,665,846
Corporate Stocks — Common	113,775,950	84,130,906
Commingled Funds	212,891,676	200,998,048
Shares of Registered Investment Company	282,032,008	207,592,300
Guaranteed Investment Contracts	634,279,171	664,410,052
Long Term Government Bonds — International	3,204,550	—

Total general investments	1,290,447,694	1,207,581,163

Total investments	1,307,179,847	1,222,260,924

Payables
Other payables	(175,924)	(167,091)

Total liabilities	(175,924)	(167,091)

Net Assets	$1,307,003,923	$1,222,093,833

Percentage interest held by the Plan	60.4%	58.5%

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

Schedule of Changes in Net Assets of Master Trust Investment Accounts

	2004	2003
Transfer of assets from Keebler Company Local 184-L 401(k) Plan	$2,395,447	$—
Earnings on investments
Interest	30,552,802	32,450,775
Dividends	6,366,300	9,152,649
Net realized gain (loss)
Common Stocks	11,044,446	843,692
Commingled Funds	6,076,947	(7,776,374)
Corporate Debt — Short Term	(72,165)	(16,025)
Corporate Debt — Long Term	(34,712)	51,449
US Govt. Securities — Short Term	(149,346)	(10,668)
US Govt. Securities — Long Term	73,635	933,038
International Bond —Short Term	(17,903)	—
International Bond — Long Term	(7,706)	—
Shares of Registered Investment Co.	17,980,537	8,360,127

Net realized gain	34,893,733	2,385,239
Total additions	74,208,282	43,988,663

Net transfer of assets out of investment account	(20,477,691)	(20,635,134)
Fees and commissions	(597,515)	(611,058)

Total distributions	(21,075,206)	(21,246,192)
Change in unrealized appreciation (depreciation):
Common Stocks	3,571,974	7,503,635
Commingled Funds	15,082,158	52,865,988
Corporate Debt — Short Term	3,115	(148,571)
Corporate Debt — Long Term	(213,582)	(456,780)
US Govt. Securities — Short Term	56,750	(755)
US Govt. Securities — Long Term	(295,908)	(1,537,017)
International Bond — Long Term	(67,929)	—
Shares of Registered Investment Co.	13,640,436	35,368,674

Changes in unrealized appreciation	31,777,014	93,595,174

Net change in assets	84,910,090	116,337,645
Net assets
Beginning of year	1,222,093,833	1,105,756,188

End of year	$1,307,003,923	$1,222,093,833

Kellogg Company
Savings and Investment Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2004	Schedule I

(a)	(b)	(c)	(e	)
Description of Investment Including Maturity
	Identity of Issue, Borrower, Lessor	Date, Rate of Interest, Collateral, Par or
	or Similar Party	Maturity Value	Current Value

	Loans to participants (interest rate		$11,301,435
of 5.00% to 11.00%)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 10, 2005	The Kellogg Company Savings and Investment Plan

By:	/s/ Jeffrey M. Boromisa
Jeffrey M. Boromisa
Senior Vice President and Chief Financial Officer, Kellogg Company

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
EX-23	Consent of Independent Registered Public Accounting Firm